*FOIA Confidential Treatment Request* Confidential Treatment Requested by SI-BONE, Inc. in connection with Registration Statement on Form S-1 filed on September 20, 2018

Matthew B. Hemington +1 650 843 5062 hemingtonmb@cooley.com

September 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn:	Ms. Amanda Ravitz, Assistant Director

Mr. Thomas Jones, Attorney Advisor

Mr. Kevin Kuhar, Staff Accountant

RE:	SI-BONE, Inc. Registration Statement on Form S-1 Filed on September 20, 2018 File No. 333-227445

Ladies and Gentlemen:

On behalf of SI-BONE, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (the “IPO”) pursuant to the Company’s Registration Statement on Form S-1, (File No. 333-227445), filed with the Commission on September 20, 2018 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its common stock since December 31, 2016.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5062 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its IPO, which does not take into account a reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on September 23, 2018 between senior management of the Company and representatives of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Prior to September 23, 2018, the Company and underwriters had not had any specific discussions regarding the Price Range. In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company expects to include a two-dollar price range and the size of the Reverse Stock Split in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s roadshow. The Company is providing this information to the Staff supplementally to facilitate your review process. The share numbers, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

Historical Fair Value Determination and Methodology

As stated on page 83 of the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award, net of estimated forfeitures, through December 31, 2017. The Company’s stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pages F-33 to F-34 of the Registration Statement describe the Company’s use of the Black-Scholes option-pricing model for these purposes and describe and quantify the significant assumptions used during 2017 and the six months ended June 30, 2017 and June 30, 2018.

The Company’s Board of Directors (the “Board”) intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations. In contrast to the metrics used by the underwriters in determining the Price Range, the valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on page 84 of the Registration Statement. As discussed below, the methodologies used by the Company and the third-party valuation firm to determine the fair value of the Company’s equity included Income Approach and Market Approach methodologies. Once the equity value as a whole is calculated, it needs to be distributed among the various equity classes. To value the different classes of equity, a hybrid method was employed. This method is a hybrid between the Probability-Weighted Expected Return Method (“PWERM”) and the Option Pricing Method (“OPM”). The PWERM is focused on future exit events and their allocation to each class of equity. In application of the PWERM, the value of the common stock assumed IPO exit events based on the expected pricing and timing of the anticipated IPO; upon the IPO the preferred stock are mandatorily converted to common stock and the preferred and common stock have equal value. An OPM, which treats common stock and preferred stock as call options on the Company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock, was also employed. This approach was used to estimate the value of the common stock, assuming the IPO does not occur. The resulting common stock under each scenario was then weighted by their respective probabilities.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

The assumptions used in each valuation model to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•

the estimated likelihood of achieving a liquidity event for the shares of the Company’s common stock, such as an IPO or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	the terms of the preferred stock relative to the terms of the Company’s common stock; and

•	the fact that the options and the Company’s common stock are illiquid securities of a private company.

Determination of Estimated Value

The Company was founded in 2008 and has experienced significant challenges at certain points in time that impacted its estimated enterprise value, including primarily challenges related to surgeon reimbursement for the implantation procedure to place the Company’s iFuse implants. Prior to the Company’s launch of iFuse in 2009, Medicare and most U.S. private insurance companies reimbursed surgeons routinely for sacroiliac joint fusions, which were primarily open procedures. However, effective July 1, 2013, the American Medical Association’s (“AMA”) Editorial Panel effectively restricted reimbursement for minimally invasive sacroiliac joint fusion because it considered the published clinical evidence supporting the new procedure at the time to be inadequate.

Subsequently, as a result of the growing number of published clinical studies demonstrating the effectiveness and safety of iFuse, along with the support of several professional medical specialty societies and leading academic surgeons, the AMA Editorial Panel established a new Category I (non-experimental) reimbursement code for minimally invasive sacroiliac joint fusion surgery, effective January 1, 2015. However, the new code did not immediately lead to positive coverage decisions by payors—in many cases, the payors wanted additional published evidence before deciding to cover the procedure. As a result, positive reimbursement decisions covering the procedure have occurred over the last few years, and some payors are still in the process of making decisions based on the most recent evidence.

Because of these challenges, the Company’s estimated equity value has fluctuated over the last few years. This fluctuation is evident in sales of the Company’s preferred stock. From April 2014 to June 2015, the Company issued and sold an aggregate of 59.7 million shares of its Series 6 preferred stock at $0.92 per share, for aggregate consideration of $54.7 million. However, from June 2016 to March 2017, in light of the delay in the Company’s proposed initial public offering, in order to fund its ongoing operations, the Company issued and sold an aggregate of 46.4 million shares of its Series 7 preferred stock at $0.56 per share, a 39% reduction from the prior financing round, for aggregate consideration of $25.9 million.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

In addition, the Company has significant indebtedness, and as of June 30, 2018, had $38.8 million of long-term borrowings and cash and cash equivalents of only $16.2 million. Also, as of June 30, 2018, the holders of the Company’s preferred stock held significant liquidation preferences of $119.2 million, and certain holders also have the right to participate with the holders of common stock after the payment of their liquidation preference.

The Company originally confidentially submitted a draft registration statement to the Commission in August 2015, which offering was subsequently delayed following the submission of an amendment in November 2015. In March 2017, after completing its most recent sale of Series 7 preferred stock, the Company re-initiated the IPO process and re-submitted a draft registration statement, but in the third quarter of 2017, the Company again determined to delay the IPO process. In July 2018, the Company re-initiated the IPO process and again re-submitted a draft registration statement to the Commission. The Company has publicly disseminated all of its previously submitted draft registration statements.

The independent third-party valuations considered the valuation approaches as follows:

Income Approach

The income approach recognizes that the value of an investment is premised on the receipt of future economic benefits and the estimate of the future cash flows that a company will generate. The income approach is estimated based on the present value of future cash flows during the term of a project period plus the terminal value; this approach generally used a projection period term of 3 to 36 months from the valuation date.

Based on the Company’s stage, its operating history, and the level of variability and uncertainty of forecasted future cash flows, an income approach was not employed in valuations prior to 2018.

Market Approach

The market approach assumes that businesses operating in the same industry will share similar characteristics and therefore, a comparison of the business to similar businesses whose financial information is publicly available may provide a reasonable basis to estimate a subject business’s value. The Company evaluated two principal methodologies under this approach:

•	the guideline public company methodology (“GPCM”); and

•	the guideline M&A transaction company methodology (the “GMAC”).

The GPCM derives valuation multiples from the stock prices of publicly traded companies for which the Company developed a list of peer companies which were consistently used during the periods discussed herein.

The GMAC derives valuation multiples from prices at which entire companies are acquired in a merger or acquisition. When employed, the GMAC was used to derive additional insights into valuation multiples and to assess the reasonability of the results from the GPCM, but this method was not a primary indicator of value and was not assigned any weight in concluding on the Company’s enterprise value.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

The GPCM was used because it was determined to be the most relevant in capturing the value of the Company at current state and on a go-forward basis based upon comparability of relevant publicly available information.

Allocation of Estimated Value to Outstanding Securities

Once the value of the enterprise was estimated, it was then allocated among the various classes of equity.

Option Pricing Method

The allocation of Company value to each part of the Company’s capital structure, including common stock, was done based on the OPM. This method treated the rights of the holders of preferred and common shares as equivalent to call options on portions of the value of the Company above certain breakpoints of value based upon the repayment of the debt of the Company and payment of the liquidation preferences of the holders of preferred shares, as well as the rights of holders of different equity securities to participation in excess proceeds and deemed conversion to common stock. The estimated value of the common stock was determined by estimating the value of its portion of each of these call option rights. The OPM considered a range of possible future outcomes. The OPM backsolve method infers equity value implied by a financing transaction; this methodology was employed when there was a recent financing transaction on an arms-length basis.

Probability Weighted Expected Return Method

Under the PWERM, equity value was estimated based upon analysis of future values of the Company under varying scenarios; probabilities were ascribed to these scenarios based upon expected future outcomes. This method involved a forward-looking analysis of the possible future outcomes of the Company. Discrete future outcomes considered under the PWERM included an initial public offering scenario. The IPO scenario relied on a Common Stock Equivalent (“CSE”) allocation methodology, which allocates value to the Company’s outstanding equity securities assuming that all of the Company’s preferred shares convert to common shares.

Discount for Lack of Marketability

After the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the common stock. The DLOM was applied since the stockholder has limited opportunities to sell the stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

The Company considered option pricing methodologies (i.e., Basic Put Option and Finnerty Put Model) to estimate the discount for lack of marketability. A put option represents the right to sell an asset or security, for a specified price, at a time in the future. Therefore, the value of a hypothetical put option on the common stock represents a potential indication of the discount for lack of marketability.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

Summary of Equity Awards

Since January 1, 2017, the Board has granted the following equity awards, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares Underlying Stock Options Granted		Exercise Price Per Share	Estimated Common Stock Fair Value Per Share on Date of Grant
March 2017	12,044,446	[1]	$0.33	$0.33
May 2017	520,000		0.38	0.38
July 2017	40,000		0.38	0.38
September 2017	210,000		0.38	0.38
December 2017	2,955,400		0.26	0.26
January 2018	663,500		0.26	0.26
March 2018	90,000		0.26	0.26
June 2018	215,000		0.26	0.26
August 2018	360,000	[2]	0.43	0.43

[1]	Includes 7,103,900 shares underlying options that were repriced in December 2017. Please see page F-35 of the Registration Statement for further information regarding the repricing.
[2]	In addition, the Board granted 666,667 restricted stock units in August 2018.

In order to assist the Board in determining the estimated fair value per share as of a grant date, the Company engaged an independent third-party consultant to assist in valuing certain of its equity securities, including its common stock, as of:

•	December 31, 2016;

•	March 31, 2017;

•	June 30, 2017;

•	September 30, 2017; and

•	June 30, 2018.

In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the factors discussed on page 84 of the Registration Statement.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

December 31, 2016 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of December 31, 2016 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 50% to an IPO in the first nine months of 2017 and (ii) 50% to remaining private for approximately two years from the valuation date, with an acquisition to occur after this period. The risk-free interest rate was determined to be 1.2%, based on the average of two-year treasury rates; and the equity volatility rate was determined to be 44.0% based on the third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $130.5 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $194.7 million on a marketable basis in the scenario where the Company pursued an IPO. A DLOM of 12.5% in the IPO scenario and 25.0% in the remaining private scenario was then applied to the common stock, resulting in a fair value of $0.33 per share (the “December 2016 Valuation”).

March 2017 Grants

In March 2017, the Board granted options to purchase 12,044,446 shares of common stock with an exercise price of $0.33 per share. In determining the fair value of the Company’s common stock for the March 2017 grants, the Board considered relevant business conditions, financial performance to date, and recent sales of preferred stock. In February and March 2017, the Company sold additional shares of Series 7 preferred stock at $0.56 per share to both new and existing investors for aggregate gross proceeds of $5.4 million, thereby increasing the preferred stock liquidation preference to $119.2 million. The Board also considered that as of December 31, 2016, the Company had $21.1 million of long-term borrowings and cash and cash equivalents of $27.9 million. In addition, the Company’s independent registered public accounting firm had included an explanatory paragraph in its report on the Company’s financial statements as of, and for the year ended, December 31, 2016, describing the existence of substantial doubt about the Company’s ability to continue as a going concern.

March 31, 2017 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of March 31, 2017 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 55% to an IPO in the first nine months of 2017 and (ii) 45% to remaining private for approximately one and a half years from the valuation date, with an acquisition to occur after this period. The risk-free interest rate was determined to be 1.15%, based on the average of one and a half year treasury rates; and the equity volatility rate was determined to be 44.0% based on the third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $139.5 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $206.6 million on a marketable basis in the scenario where the Company pursued an IPO. A DLOM of 7.5% in the IPO scenario and 25.0% in the remaining private scenario was then applied to the common stock, resulting in a fair value of $0.38 per share (the “March 2017 Valuation”).

May 2017 Grants

In May 2017, the Board granted options to purchase 520,000 shares of common stock with an exercise price of $0.38 per share. In determining the fair value of the Company’s common stock, the Board considered the March 2017 Valuation, relevant business conditions and financial performance to date.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

June 30, 2017 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of June 30, 2017 on a minority, non-marketable basis using the hybrid method of PWERM and OPM. The analysis applied a weighting of: (i) 60% to an IPO in the first ten months of 2017 and (ii) 40% to remaining private for approximately one and a half years from the valuation date, with an acquisition to occur after this period. The risk-free interest rate was determined to be 1.31%, based on the average of one and a half year treasury rates; and the equity volatility rate was determined to be 44.0% based on the third quartile volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an equity value of approximately $141.3 million on a marketable basis in the scenario where the Company remained private and an equity value of approximately $183.7 million on a marketable basis in the scenario where the Company pursued an IPO. A DLOM of 5.0% in the IPO scenario and 25.0% in the remaining private scenario was then applied to the common stock, resulting in a fair value of $0.38 per share (the “June 2017 Valuation”).

July 2017 Grants

In July 2017, the Board granted options to purchase 40,000 shares of common stock with an exercise price of $0.38 per share. In determining the fair value of the Company’s common stock, the Board considered the June 2017 Valuation, relevant business conditions and financial performance to date.

September 2017 Grants

In September 2017, the Board granted options to purchase 210,000 shares of common stock with an exercise price of $0.38 per share. In determining the fair value of the Company’s common stock, the Board considered the June 2017 Valuation, relevant business conditions and relevant financial performance to date.

September 30, 2017 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of September 30, 2017 on a minority, non-marketable basis using the CSE and OPM, including an IPO scenario and remaining private scenario. The analysis applied a weighting of: (i) 50% to an IPO within one and a quarter years and (ii) 50% to remaining private for approximately two and a quarter years from the valuation date, with an acquisition to occur after this period. The changes in the weighting and timing of an IPO and remaining private scenario was due to a decision in September 2017 to delay the public offering process. The risk-free interest rate was determined to be (i) 1.35% based on the 15-month treasury rate in the IPO scenario and (ii) 1.51% based on the 27-month treasury rate in the remaining private scenario. The equity volatility rate was determined to be 56.4% and 57.4% based on the third quartile volatility rate of certain comparable public companies for the IPO and remaining private scenarios, respectively. Based on the above, the analysis resulted in an equity value of approximately $147.7 million on a marketable basis. A DLOM of 17.5% in the IPO scenario and 41.0% in the remaining private scenario was then applied to the common stock, resulting in a fair value of $0.26 per share (the “September 2017 Valuation”).

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

December 2017 Grants and Option Repricing

In December 2017, the Board granted options to purchase 2,955,400 shares of common stock with an exercise price of $0.26 per share. In determining the fair value of the Company’s common stock, the Board considered the September 2017 Valuation, relevant business conditions and financial performance to date. Specifically, the Board considered the continued delay in the proposed IPO based on an evaluation of the business environment and other factors, including the uncertain reimbursement environment for the iFuse procedure. As discussed on page 80 of the Registration Statement, the Company refinanced its existing credit facilities in October 2017, and as of December 31, 2017, had $38.7 million of long-term borrowings and cash and cash equivalents of only $22.4 million. In addition, as disclosed on page 15 of the Registration Statement, the Company’s independent registered public accounting firm included an explanatory paragraph in its report on the Company’s financial statements as of, and for the year ended, December 31, 2017, describing the existence of substantial doubt about the Company’s ability to continue as a going concern.

As discussed above, in March 2017, the Company confidentially submitted a draft registration statement; however, such offering was subsequently delayed. As a result, valuations prior to the September 2017 Valuation had placed a higher probability of the likelihood of an IPO occurring in the near term. In light of the continued delay in the proposed IPO, in December 2017, the Board determined that certain options that were granted in March 2017 to purchase 7,103,900 shares of common stock which were originally to commence vesting upon an IPO should be amended to commence vesting in September 2017. These options had an exercise price of $0.33 per share and were repriced to $0.26 per share. As disclosed on page F-35 of the Registration Statement, there were no other changes in any of the other terms of the option awards. As these options were previously subject to performance conditions that were not deemed probable of occurring, the Company had not recognized any expense related to these grants. The modification resulted in total expense of $0.8 million that will be recognized over the amended vesting period of 48 months.

January 2018 Grants

In January 2018, the Board granted options to purchase 663,500 shares of common stock with an exercise price of $0.26 per share. In determining the fair value of the Company’s common stock, the Board considered the September 2017 Valuation, relevant business conditions and financial performance to date, and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2017 Valuation.

March 2018 Grants

In March 2018, the Board granted options to purchase 90,000 shares of common stock with an exercise price of $0.26 per share. In determining the fair value of the Company’s common stock, the Board considered the September 2017 Valuation, relevant business conditions and financial performance to date, and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2017 Valuation.

June 2018 Grants

In June 2018, the Board granted options to purchase 215,000 shares of common stock with an exercise price of $0.26 per share. In determining the fair value of the Company’s common stock, the Board considered the September 2017 Valuation, relevant business conditions and financial performance to date,

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

and the absence of any changes that would materially impact the Company’s equity value since the time of the September 2017 Valuation.

June 30, 2018 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of June 30, 2018 on a minority, non-marketable basis using the CSE and OPM, including an IPO scenario and remaining private scenario. The analysis applied a weighting of: (i) 60% to an IPO within four months and (ii) 40% to remaining private for approximately one and a quarter years from the valuation date, with an acquisition to occur after this period. The risk-free interest rate was determined to be (i) 1.94% based on the four-month treasury rate in the IPO scenario and (ii) 2.38% based on the 15-month treasury rate in the remaining private scenario. The equity volatility rate was determined to be 49.4% and 51.9% based on the top quartile volatility rate of certain comparable public companies for the IPO and remaining private scenarios, respectively. Based on the above, the analysis resulted in an equity value of approximately $199.5 million on a marketable basis. A DLOM of 8.0% in the IPO scenario and 31.5% in the remaining private scenario was then applied to the common stock, for a fair value of $0.43 per share (the “June 2018 Valuation”).

The increase in equity value from $147.7 million in the September 2017 Valuation to $199.5 million in the June 2018 Valuation reflects, in part, as disclosed on page 109 of the Registration Statement that on January 1, 2018, Blue Cross Blue Shield Association’s Evidence Street organization published a positive coverage recommendation for minimally invasive sacroiliac joint fusion only if performed using the Company’s iFuse system. However, the impact of these coverage decisions was uncertain, and the Company did not begin to fully realize the impact of these coverage decisions on its revenue growth until the second quarter of 2018, as each Blue Cross Blue Shield payor has to implement the coverage recommendation. As disclosed on page 76 of the Registration Statement, revenue increased $3.8 million, or 17%, for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The majority of the increase is due to $3.0 million of growth from domestic sales as a result of higher sales force productivity and improved U.S. reimbursement coverage. However, as of June 30, 2018, the Company had $38.8 million of long-term borrowings and cash and cash equivalents of only $16.2 million. In light of the Company’s revenue performance for the six months ended June 30, 2018, the Company determined to re-initiate the IPO process.

August 2018 Grants

In August 2018, the Board granted options to purchase 360,000 stock options with an exercise price of $0.43 per share. In addition, the Board granted 666,667 restricted stock units. In determining the fair value of the Company’s common stock, the Board considered the June 2018 Valuation, relevant business conditions and financial performance to date, and the Company’s continued progress toward an initial public offering, including the submission of a draft registration statement in July 2018. In particular, the Board considered whether market conditions and the Company’s forecasted performance for the third quarter of 2018 would allow the Company to complete an IPO in the fourth quarter as contemplated by the June 2018 Valuation.

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s common stock on the date of grant and the Price Range.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

•

The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through the August 2018 grants and the Price Range. The Company respectfully submits that the DLOM range of 5.0% to 17.5% in the IPO scenario and 25.0% to 41.0% in the remaining private scenario utilized since December 31, 2016 is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock ($119.2 million as of June 30, 2018), as well as the right to participate with the holders of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

•

The Company did not have its most recent organizational meeting with investment bankers until late June 2018 and, until shortly before that time, expected that the earliest point at which it could pursue an IPO (but only with a 50% probability) to be in the fourth quarter of 2018.

•

In determining the Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis, including factors likely to affect the Company’s revenues and profitability, and relevant trading multiples. In contrast to the metrics used by the underwriters in determining the Price Range, the valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on page 84 of the Registration Statement. The Company, in preparing its valuations of common stock, generally applied analyses that estimated the fair value of the Company’s common stock utilizing projected and historical financial data and a comparison of similar business and relevant acquisitions.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate.

*     *     *

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83

U.S. Securities and Exchange Commission

September 26, 2018

Please contact me at (650) 843-5062 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

Cooley LLP

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Jeffrey W. Dunn, SI-BONE, Inc.

Laura A. Francis, SI-BONE, Inc.

Michael A. Pisetsky, SI-BONE, Inc.

John T. McKenna, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Peter J. Sluka, Latham & Watkins LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83